Exhibit 99.1

MEDIA RELEASE

August 28, 2024

Algoma Steel Applauds Approval of New 230kV Transmission Line in

Sault Ste. Marie, Supporting Regional Growth and Green Steel Transition

SAULT STE. MARIE, ONTARIO (August 28, 2024) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today congratulates PUC (Transmission) LP (“PUC Transmission”) and Hydro One Sault Ste. Marie LP (“Hydro One”) on each obtaining authorization pursuant to the Ontario Energy Board Act to construct a new 230kV transmission line and related transformation components in Sault Ste. Marie. The combined local transmission project improves the city’s access to Hydro One’s planned regional grid infrastructure upgrade as previously prioritized by the Province of Ontario.

“This milestone marks a significant advancement in enhancing Sault Ste. Marie’s power infrastructure, which is vital for supporting sustainable economic growth and our transformation to electric arc steelmaking—a key part of our commitment to environmental sustainability,” said Michael Garcia, President and Chief Executive Officer of Algoma Steel.

The Ontario Energy Board (OEB) confirmed that the transmission project comprises network facilities and affirmed that no capital contribution from Algoma Steel is required. Additionally, the OEB determined that the transmission rate impacts anticipated from the projects are reasonable.

This achievement was driven by the combined efforts of PUC Transmission and Hydro One in their applications, as well as Batchewana First Nation and other supporting interveners, and underscores the strong commitment by the Province of Ontario to enable investment in critical infrastructure that underpins the economic growth of our city and region. Mr. Garcia commented, “the collaboration between these organizations highlights dedication to ensuring that Sault Ste. Marie has reliable power needed to support both industrial advancement and community prosperity”.

“Algoma Steel is proud to contribute to the sustainable development of Sault Ste. Marie and to support the future of green steel production in Ontario. We remain committed to delivering innovative and responsible steel solutions that benefit both the community and the environment.”

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding Algoma’s transition to electric arc furnace (EAF) steelmaking, including the requirements for the completion of the Company’s EAF project the advancement of Sault Ste. Marie’s power infrastructure, including the reliability and sufficiency thereof as it relates to the EAF project, and that Algoma will not be required to contribute to the transmission project, Algoma’s future as a leading producer of green steel, Algoma’s modernization of its plate mill facilities, transformation journey, commitment to deliver innovative and responsible steel solutions that benefit both the community and the environment, ability to deliver greater and long-term value, ability to offer North America a secure steel supply and a sustainable future, and investment in its people, and processes. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may, “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in Algoma’s Annual Information Form, filed by Algoma with applicable Canadian securities regulatory authorities (available under the company’s SEDAR profile at www.sedar.com) and with the SEC, as part of Algoma’s Annual Report on Form 40-F (available at www.sec.gov), as well as in Algoma’s current reports with the Canadian securities regulatory authorities and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex (“DSPC”) is one of the lowest-cost producers of hot rolled sheet steel (HRC) in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future as your partner in steel.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

For more information, please contact:

Laura Devoni

Director – Human Resources & Corporate Affairs

Algoma Steel Group Inc.

Phone: 705.255.1202

E-mail: communications@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

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